
TAN RANGE
EXPLORATION
CORPORATION

03 MAY -1 AM 7:21

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305


03050810

April 24, 2003

Mr. Richard Cohn
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C.
20549

SUPPL

Dear Sir:

RE: 12(g)3-2(b) File #82-3446 - Tan Range Exploration Corporation

Enclosed for your records, please find copies of our press releases dated January 27, 2003 to April 15, 2003. Also enclosed is a copy of our Notice of Annual General Meeting and Information Circular and our Consolidated Financial Statements for the three months ended November 30, 2002.

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Yours truly,

TAN RANGE EXPLORATION CORPORATION

Helen Hansen
for **MAREK J. KRECZMER**
President
:heh
Encl.
cc: Victoria Luis, Chief Financial Officer

dw 5/29


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - April 15, 2003

SECOND TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the second tranche of the proposed private placement by James E. Sinclair, the Company's Chairman and CEO, announced on April 2, 2003, has now closed. Such tranche consists of 73,368 common shares having a purchase price of $1.363 per share for proceeds totaling $100,000.00

On behalf of the Board of Directors



Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - April 11, 2003

EXPLORATION UPDATE RECEIVED FROM BARRICK

Tan Range has received results from the 2002 exploration programs conducted by Barrick Gold on the Company's prospecting licenses in the Lake Victoria goldfields of Tanzania. Three of these licenses account for approximately two-thirds of the aggregate funds expended by Barrick from October to December 2002.

Prospecting License 1401/99

PL 1401/99 is located south of the Ushirombo greenstone belt in a favorable stratigraphic horizon that hosts several significant gold showings and artisanal workings. Approximately $146,000 was spent on this license by Barrick during the reporting period.

Barrick Exploration Africa Ltd. continued its evaluation of the License by interpreting regional exploration data and completing a shallow RAB (Rotary Air Blast) drilling program over a soil gold anomaly that was discovered in the previous quarter.

Barrick confirms the results were encouraging and helped define a broad northwest trending gold anomaly in the western region of the license with a peak value of 396 ppb (parts per billion) gold. Assay results for the RAB program are still outstanding but will be reported immediately upon receipt. A follow-up RAB drilling program may be initiated, pending results of the first phase of RAB drilling.

Additionally, further review and compilation of the data generated from present and past exploration programs will be undertaken. Regional geophysical and LandSAT data will also be interpreted to guide future exploration.

Prospecting License 1308/99

PL 1308/99 is located south of the eastern extension of the Rwamagaza greenstone belt which forms the northern limb of a regional fold structure and is considered to be highly prospective for gold. Artisanal pits are known to exist in the southeastern corner of the property. The recent work program helped define a soil gold anomaly in the eastern region of the tenement whose trend line remains to be determined. Gold values in the anomaly reached up to 105 ppb gold. The soil gold anomaly was confirmed with the current follow-up work in the northeast-eastern region of the license.

Follow-up work on 1308/99 may include more detailed mapping and sampling over the anomalous gold results discovered in the previous phase of exploration.

Barrick expended approximately $136,000 on this license during the quarter.

Prospecting License 1749/01

PL 1749/01 is located in a greenstone belt that is covered by alluvial sediments. During the reporting period, Barrick Exploration conducted a shallow RAB drilling program over a previously discovered soil gold anomaly results from which are still pending.

The work program identified a broad northwest trending gold anomaly in the western region of the license with peak Au values similar to 1401/99. A follow-up RAB drilling program may be initiated pending results of the first phase. In the recent quarter, Barrick expended approximately $86,000 on this license.

On behalf of the Board of Directors



Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - April 2, 2003

TAN RANGE CHAIRMAN AND CEO TO PURCHASE SHARES

Tan Range Exploration Corporation advises that Mr. James E. Sinclair, the Company's Chairman and CEO, is proceeding with the second tranche of the proposed private placement announced on March 7, 2003.

Such tranche will consist of 73,368 common shares having a purchase price of $1.363 per share for proceeds totaling $100,000.00, which reflects the weighted average trading price of the Company's shares for the last five consecutive trading days ending March 31, 2003.

Mr. Sinclair has agreed to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000. These shares will be purchased in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

Each tranche is subject to approval by the Toronto Stock Exchange.

On behalf of the Board of Directors



Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - March 20, 2003

FIRST TRANCHE OF PRIVATE PLACEMENT BY TAN RANGE CHAIRMAN CLOSES

The Company confirms that the first tranche of the proposed private placement by James E. Sinclair, the Company's Chairman and CEO, announced on March 7, 2003, has now closed. Such tranche consists of 58,480 common shares having a purchase price of $1.71 per share for proceeds totaling $100,000.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

03 MAY -1 7:21


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - March 7, 2003

TAN RANGE CHAIRMAN TO PURCHASE SHARES

The Chairman and CEO of Tan Range Exploration Corporation, James E. Sinclair, has elected to proceed with his earlier commitment to purchase common shares of the Company over a two-year period representing a value between $1,500,000 and $3,000,000.

Mr. Sinclair has further agreed to conduct these share purchases in 24 separate tranches, each having a minimum subscription price of $62,500. At the sole option of the purchaser, each tranche may be increased to a maximum of $125,000.

The price paid for the shares will be equal to the weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing of each tranche.

The Company also announces an initial tranche consisting of 58,480 shares at a purchase price of $1.71 per share for proceeds totaling $100,000, the price of which reflects the five day weighted average trading price of the Company's shares ending March 5, 2003.

Each tranche is subject to the receipt of regulatory approval.

On behalf of the Board of Directors



Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

03 MAY -1 AM 7:21


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - February 04, 2003

Tan Range Chairman Expresses Confidence in Future With Minimum $1.5 Million Share Purchase Commitment

James E. Sinclair, Chairman and CEO of Tan Range Exploration, announces his intention to acquire shares in the Company on a private placement basis representing a minimum value of $1.5 million and a maximum value of $3 million over the next 24 months.

The shares will be purchased from time to time at the closing market price for that particular day without warrants or any other consideration.

"This is my way of showing my firm commitment to Tan Range and its management team who have laid the foundation for a future that is certain to reward all of its shareholders," said Sinclair.

Tan Range President, Marek Kreczmer, noted that Sinclair's commitment to the Company "has remained steadfast since he acquired his share position in Tan Range last April and his latest investment reflects the high ownership standards he sets for himself and the members of his management team."

On behalf of the Board of Directors



Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com


TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investors@tanrange.com

News Release - January 27, 2003

Tan Range Concludes Royalty Agreements with Northern Mining Explorations

Tan Range Exploration Corporation announces the closing of eight Royalty Agreements on prospecting licenses in the Lake Victoria goldfields of Tanzania with Northern Mining Explorations ("Explorations Minières du Nord" or MDN).

Under the option agreement, MDN holds the right to earn 100% of Tan Range's underlying interest in the licenses for an up-front cash payment of $US70,000 plus $US1.6 million in option payments and $US1.5 million in property expenditures over the five-year life of the agreement.

MDN must also complete a feasibility study and make a production decision by Dec. 31, 2008 and achieve production within eighteen months or be subject to cash penalties in lieu of royalty payments.

Tan Range retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold and range from 0.5% below $US250 per ounce to a maximum of 2% at $US380 per ounce.

The first year of the agreement calls for option payments of $US160,000 and an exploration and development commitment of $US200,000.

"We are very pleased to be involved with MDN which has extensive exploration experience in Tanzania and holds a major interest in a gold project with near-term production potential," said Tan Range President, Marek Kreczmer.

"In addition, the strict timeframes that are applicable to the various components in the option agreement will position Tan Range to meet its longer term objective of becoming a gold royalty company with income from a diverse portfolio of projects within one of the world's richest gold belts."

The licenses optioned by MDN cover a surface area of 696 square kilometers and are adjacent to the Tulawaka gold property which is currently the subject of a 30/70 joint venture agreement between MDN and Pangea Goldfields, a wholly-owned subsidiary of Barrick Gold.

"These strategically located licenses will allow MDN to apply its in-depth knowledge of the region to the development of additional gold resources outside the main Tulawaka area," Kreczmer stated.

A feasibility study is currently under way for the Tulawaka project which, if favorable, would enhance the economics of any satellite gold deposits found on adjoining ground including those licenses optioned from Tan Range.

On behalf of the Board of Directors



Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

12(g)3-2(b) File #82-3446


TAN RANGE
EXPLORATION
CORPORATION

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Three Months Ended November 30, 2002 and 2001

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Balance Sheet

As at November 30, 2002 and August 31, 2002

ASSETS	November 30, 2002	August 31, 2002
Current Assets	**$**	**$**
Cash and Short Term Deposits	3,128,589	2,027,272
Accounts and Other Receivables	20,303	56,867
Prepaid Expenses	67,570	56,261
	3,216,462	2,140,400
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	18,942,893	18,552,555
Capital Assets	207,497	219,105
	22,366,852	20,912,060
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	301,961	218,982
Future Income taxes	1,087,565	1,087,565
SHAREHOLDERS' EQUITY		
Share Capital	37,646,471	35,821,706
Deficit	(16,669,145)	(16,216,193)
	20,977,326	19,605,513
	22,366,852	20,912,060

"Victoria Luis", Director

"James Sinclair", Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statements of Operations and Deficit
For the Three Months Ended November 30, 2002 and 2001

	November 30, 2002 $	November 30, 2001 $
EXPENSES		
Annual General Meeting	0	2,749
Depreciation	14,252	8,750
Consulting and Management Fees	47,641	30,373
Insurance	3,051	9,255
Membership, Courses & Publications	16,259	2,076
New Property Investigation Costs	99,082	39,333
Office and Administration	15,851	6,052
Office Rentals	38,532	23,105
Press Releases	2,840	3,560
Printing and Mailout	8,500	468
Professional Fees	31,500	8,534
Promotion and Shareholder Relations	23,189	9,290
Salaries and Benefits	147,696	51,422
Telephone and Fax	13,468	7,686
Transfer Agent and Listing	4,055	2,431
Travel and Accommodation	13,946	15,945
Training	2,231	
Vehicles	1,363	0
	483,456	221,029
LESS: EXPENSE RECOVERIES	0	(11,490)
	483,455	209,539
OTHER (INCOME) EXPENSE		
(Interest Earned), Net of Expense	(7,089)	(6,933)
Foreign Exchange (Gain) Loss	(23,415)	4,681
	(30,504)	(2,252)
NET LOSS FOR THE PERIOD	452,952	207,287
DEFICIT, BEGINNING OF PERIOD	16,216,193	14,872,235
DEFICIT, END OF PERIOD	16,669,145	15,079,522

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Changes in Financial Position
For the Nine Months Ended November 30, 2002 and 2001

	November 30, 2002	November 30, 2001
	$	$
Cash provided from (used for)		
Operating activities		
Loss for the period	(453,721)	(207,287)
Items not affecting cash:		
Depreciation	14,252	8,750
Loss (Gain) on sale of assets	0	0
	14,252	8,750
Change in non-cash working capital items	108,234	(485,127)
	(331,235)	(683,664)
Investing Activities		
Mineral properties and deferred exploration	(390,338)	(301,950)
Capital asset (additions) disposals, net	(1,875)	(3,190)
	(723,448)	(305,140)
Financing Activities		
Share capital issued	1,824,765	0
Due to related parties	0	0
	1,824,765	0
NET INCREASE (DECREASE) IN CASH	1,101,317	(988,804)
CASH BEGINNING OF PERIOD	2,027,272	3,064,793
CASH END OF PERIOD	3,128,589	2,075,989

Unaudited - Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2002 and 2001
(Unaudited)

1. **Nature of operations**

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2. **Significant accounting policies**

These interim consolidated financial statements of Tan Range Exploration Corporation (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2002 except as described below in Note 3.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries:

Name of Company	Percentage Ownership
Dia Consult Limited (a Tanzanian Company)	100%
Itetemia Mining Company (a Tanzanian holding company	90%
Kabahelele Mining Company (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%
Tanzania American International Development Corporation 2000 Limited (a Tanzanian Company)	100%

3. Stock-based compensation

Effective September 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As the Company did not grant any options during the quarter ended November 30, 2002, the adoption of the new standard had no effect on the quarterly financial statements.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after September 1, 2002, using the fair value method. No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company will disclose the pro forma effect of accounting for these awards under the fair value based methods.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Tan Range Exploration Corporation

Consolidated Statement of Mineral Properties and
Deferred Exploration and Development Cost
For the Three Months Ended November 30, 2002 and
Year Ended August 31, 2002

4. **Mineral properties and deferred exploration and development costs (continued):**

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2001	6,762,014	1,949,444	-	-	-	315,608	-	-	-	48,063	9,075,129
Exploration expenditures:											
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-offs						(2,810)		(12,608)		(43,596)	(59,014)
Balance, August 31, 2002	$ 7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:											
Camp, field supplies and travel	2,597	286	1,145	6,323	241	4,413	673		608	569	16,854
Exploration and field overhead	12,250	5,137	1,455	25,764	22,835			1,528	10,571	26,109	105,649
Geological consulting and field wages	24	327		37,085	1,362					132	38,930
Geophysical and geochemical	52	460		505	4,055			408		856	6,336
Property Acquisition costs			14,434							23,490	37,924
Parts and equipment				138							138
Trenching and drilling				184,508							184,508
	14,924	6,210	17,033	254,321	28,493	4,413	673	1,937	11,179	51,156	390,338
	7,303,124	2,504,503	1,089,549	2,432,089	814,058	1,428,958	1,330,675	986,127	691,048	362,763	18,942,893
Write-offs											
Balance, August 31, 2002	$ 7,303,124	2,504,503	1,089,549	2,432,089	814,058	1,428,958	1,330,675	986,127	691,048	362,763	18,942,893

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2002 and 2001
(Unaudited)

4. Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

5. Share Capital

Share Capital	**Number**	**Amount ($)**
Balance at August 31, 2002	74,714,203	35,821,706
Issued for cash	0	0
Conversion of Special Warrants	0	0
Issued for debt settlement	0	0
Subscriptions receivable	0	102,000
Issued on exercise of stock options	500,000	237,000
Issued on exercise of warrants	2,451,275	1,485,765
Issuance costs	0	0
Balance at November 30, 2002	77,665,478	37,646,471

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2002 and 2001 (Unaudited)

6. Options & Warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Warrants	98,000	$0.60	May 30, 2003
Options	280,000	$0.92	January 14, 2003
Options	475,000	$0.50	March 1, 2004
Options	100,000	$0.40	November 4, 2004
Options	154,000	$0.45	January 4, 2005
Options	110,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	335,000	$0.40	November 8, 2005
Options	265,000	$0.33	January 16, 2006
Options	1,010,000	$0.51	August 7, 2006
Options	715,000	$0.79	May 3, 2007
Options	40,000	$0.96	May 23, 2007
Options	50,000	$0.83	June 20, 2007

7. Stock Options

Stock Options	Number	Cost
Balance at August 31, 2002	4,084,000	$0.33 to $0.92
Granted		
Expired or cancelled		
Exercised	500,000	$0.40 to $0.51
Balance at November 30, 2002	3,584,000	$0.33 to $0.96

8. Warrants

Warrants	Number	Cost
Balance at August 31, 2002	2,674,275	$0.60 to $0.70
Granted	0	0
Expired	125,000	$0.60
Exercised	2,451,275	$0.60 to $0.70
Balance at November 30, 2002	98,000	$0.60

Management Discussion and Analysis

Discussion of Business and Corporate Activities

Our activities in Tanzania this quarter focused on two fronts. The first is the continued exploration of the Lunguya property. On September 6th, 2002 we announced the results of earlier exploration activities. This press release contained the following quote:

> "One hundred and twenty-five grab samples were taken; 43% of these samples have grades higher than 5 gm/t gold and 15% of samples have values greater than 10 gm/t gold. "

To follow up on these results a reverse circulation drill program and a diamond drill program were conducted. Lab assays have not yet been received.

Our second focus has been on property acquisitions in the greenstone belts of Lake Victoria, Tanzania. Our exploration crews continuously review properties utilizing short term option agreements. If their findings indicate the existence of mineral potential, then a joint venture agreement is pursued. As of November 30th 2002 the company controlled 69 Prospecting Licences, 19 of which are under Royalty Agreements with Barrick Gold.

In October, Victoria Luis was appointed as Chief Financial Officer and Corporate Secretary. Her focus since her appointment has been the refinement of the existing budget processes. Additionally, the Company's auditor, Pricewaterhouse Coopers LLP resigned and was replaced with KPMG LLP.

Significant Events During Year

On November 12, 2002 a former officer of the Company filed a constructive dismissal suit and seeks damages in the amount of $141,000. The outcome of this claim is undeterminable and consequently no amounts have been accrued for this potential liability as of November 30th, 2002.

Subsequent Events

Subsequent to November 30th 2002, Barrick Exploration Africa Limited relinquished 8 of the 19 properties they held under option with Tan Range Exploration Corporation.

In January 2003 Minere du Nord Ltd. executed an option agreement for eight concession in the Tulawaka area of Tanzania.

Results of Operations

The Company reported a net loss of $452,721 or $.006 per share for the quarter ended November 30, 2002 versus a net loss of $207,287 or $.004 per share in the previous year. The increase in net loss is attributable to two factors. First, the quarter ending November 30, 2002 includes operations that cover approximately 50 additional prospecting licenses than the quarter ending November 30, 2001. Secondly, the increase in expense is associated with an increase in exploration for new properties. Unlike exploration on properties held in the company's portfolio, costs associated with the evaluation of new properties must be expensed rather than deferred.

Liquidity and Capital Resources

The Company raised $ 1,824,765 from parties exercising outstanding warrants and options during the three months ending November 30, 2002. At the close of this quarter, 3,584,000 options with a weighted average price of $0.57 each and exercisable at various times until June of 2007 remained outstanding. In addition, 98,000 warrants with an aggregate exercise value of $58,800.00 were still outstanding.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project risk, depressed equity markets, fluctuating exchange rates and sovereign risk.

Outlook

The Company expects to focus its exploration activities on the Republic of Tanzania for the foreseeable future. The future liquidity of the Company will be affected principally by the level of exploration expenditures on its holdings and by its ability to raise capital on equity markets or by other means. In management's view, the Company's cash position is sufficient to meet its existing obligations through 2004 and no additional funding will be required until 2005. The Company will continue to be diligent in identifying and managing risks as it continues its operations.

12(g)3-2(b) File #82-3446


TAN RANGE
EXPLORATION
CORPORATION

ANNUAL GENERAL MEETING

OF

TAN RANGE EXPLORATION CORPORATION

To be held at 9:30 a.m. (Toronto time)
on February 24, 2003 at the offices of
Macleod Dixon LLP
Suite 3900, Canada Trust Tower, BCE Place, 161 Bay Street,
Toronto, Ontario M5J 2S1

TAN RANGE EXPLORATION CORPORATION
Suite 1730-355 Burrard Street
Vancouver, B.C. V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tan Range Exploration Corporation (the "Corporation") will be **held at the offices of Macleod Dixon LLP, Suite 3900, Canada Trust Tower, BCE Place, 161 Bay Street, Toronto, Ontario M5J 2S1 on February 24, 2003** at the hour of 9:30 a.m., Toronto time, for the following purposes:

1. To receive and consider the President's Report to the Shareholders and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2002.

2. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3. To elect directors for the ensuing year.

4. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 13, 2003 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, by mail or fax, prior to 6:30 am (Vancouver time) on February 20, 2003. The mailing address and facsimile number of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 13th day of January, 2003.

By Order of the Board

"Victoria Luis"
Victoria Luis
Chief Financial Officer and Corporate Secretary

TAN RANGE EXPLORATION CORPORATION
Suite 1730-355 Burrard Street
Vancouver, B.C. V6C 2G8

INFORMATION CIRCULAR

(As at January 13, 2003 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tan Range Exploration Corporation (the "Corporation") for use at the annual general meeting (the "Meeting") of the Corporation to be held on February 24, 2003 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares (the "Common Shares" or "shares"), of which 78,270,478 Common Shares are issued and outstanding. Each Common Share carries with it one vote. The holders of Common Shares of record at the close of business on January 13, 2003 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i) a shareholder has transferred the ownership of any shares after January 13, 2003, and

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a Director	Number of common shares beneficially owned or directly or indirectly controlled[1]
Marek J. Kreczmer[2] Vancouver, British Columbia, President, Director	President, Tan Range Exploration Corporation	Since July 24, 1991	290,994
James E. Sinclair Sharon, Connecticut Director, Chairman and Chief Executive Officer	Chairman and CEO, Tanzania American Development Corporation 2000 Limited	Since April 30, 2002	0
Victoria Luis Kent, Connecticut Director, Chief Financial Officer and Corporate Secretary	CFO, Tanzania American Development Corporation 2000 Limited, Process Improvement Manager, General Electric Capital	Since April 30, 2002	400,000
Wayne G. Beach Toronto, Ontario Director	Lawyer	November 1999 – January 2001 Since March 15, 2001	625,000
Albert C. Gourley[2] Toronto, Ontario Director	Lawyer, Partner, Macleod Dixon LLP	Since January 2001	18,750
Oliver Lennox-King[2] Toronto, Ontario Director	Chairman, Southern Cross Resources Inc., Chairman, Pangea Goldfields Inc., President, Tiomin Resources Inc.	Since January 2001	200,000
Anton Esterhuizen Johannesburg, South Africa, Director	Managing Director, Pangea Exploration (Pty)	Since January 2001	0
William Harvey Sharon, Connecticut Director	Psychologist	Since April 30, 2002	400,000

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 13, 2003 is based on information furnished to the Corporation by the individual nominees. Unless otherwise indicated, such shares are held directly.

(2) Member of Audit Committee.

AUDITORS

The Corporation recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of the Corporation to hold office until the next annual meeting. KPMG LLP are the current auditors of the Corporation and were first appointed auditors effective October 30, 2002. The Corporation's previous auditors were Pricewaterhouse Coopers LLP ("PWC"), Chartered Accountants. A copy of the "Reporting Package" relating to the change of auditors from PWC to KPMG LLP, as required by National Policy Statement 31 of the Canadian Securities Administrators, is attached to this Information Circular as Exhibit 1.

OTHER REQUIRED DISCLOSURE

EXECUTIVE COMPENSATION

The Corporation has 3 executive officers. Particulars of executive compensation are set out below.

(a) Cash

During the financial year ended August 31, 2002, the aggregate cash compensation (including amounts paid in Common Shares but not including stock options) paid or payable to the executive officers of the Corporation by the Corporation and its subsidiaries for services rendered was $333,993.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Other Annual Compen-sation ($)	Bonus ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation ($)
James E. Sinclair, Chief Executive Officer	2002[1]	$ 46,406	Nil	Nil	Nil	Nil	Nil	Nil
N. Hardie, Former Chief Executive Officer	2002[2]	$56,000[4]	Nil	Nil	Nil			
	2001	$50,500	Nil	Nil	605,000	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
M. Kreczmer, President	2002	$161,079	Nil	Nil	250,000			
	2001	$149,484[3]	Nil	$53,900[4]	160,000	Nil	Nil	Nil
	2000	$132,426[3]	Nil	Nil	Nil	Nil	Nil	Nil

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Other Annual Compen-sation ($)	Bonus ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts	
F. Hallam, former Sec.-Treasurer & Chief Financial Officer	2002[5]	$70,508	Nil	Nil	185,000			
	2001	$ 70,512	Nil	$35,200[4]	137,000	Nil	Nil	Nil
	2000	$ 70,600	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Sinclair was appointed Chief Executive Officer of the Corporation on April 30, 2002.

(2) Mr. Hardie was Chief Executive Officer of the Corporation until April 30, 2002.

(3) including amounts paid in Common Shares (but not including stock options).

(4) paid with approval of the Board of Directors in recognition of service and prior reductions in compensation.

(5) Mr. Hallam was Secretary-Treasurer and Chief Financial Officer of the Corporation until October 9, 2002.

(b) Plans

(i) The Corporation has no plans ("LTIP") pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

(ii) The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating directors, officers and employees of the Corporation and to closely align the personal interests of those directors, officers and employees with those of the shareholders.

During the Corporation's most recently completed financial year, options to purchase Common Shares were granted to executive officers as follows:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
James E. Sinclair, Chief Executive Officer	Nil	N/A	N/A	N/A	N/A
Norman Hardie, Former CEO	Nil	N/A	N/A	N/A	N/A
Marek Kreczmer, President	250,000	31%	$0.79	$0.80	May 3/07
Frank Hallam, Former Secretary Treasurer, and CFO	185,000	23%	$0.79	$0.80	Expired

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	Nil	N/A	Nil	N/A
Norman Hardie, Former CEO	315,000	$124,900	290,000	$49,300
Marek Kreczmer, President	Nil	N/A	1,035,000	$120,950
Frank Hallam, Former CFO	612,000	$223,890	285,000	Nil

(c) Other

Except as set out herein under "Cash", there was no other compensation paid by the Corporation to executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees other than those covered by a collective agreement.

(d) Compensation of Directors

No compensation is presently payable to the directors of the Corporation in their capacity as directors. Directors are, however, eligible to receive incentive stock options under the Corporation's Stock Option Plan. At the end of the Corporation's most recently completed financial year the number of Common Shares purchasable under outstanding options granted to directors, other than executive officers, was as follows:

Number of Shares	Exercise Price
150,000	$0.79

(e) Employment Contracts

Pursuant to an amended and restated consulting agreement made the 13th day of November, 1998 between the Company, Marek J. Kreczmer and Kreczmer Consulting Services Limited for the managerial and administrative services of Marek J. Kreczmer as a consultant, Mr. Kreczmer devotes time and attention to the business of the Company as President and a director. Upon termination without cause, Mr. Kreczmer is entitled to receive four times his regular annual compensation. Upon termination resulting from a change of control, Mr. Kreczmer is entitled to receive a lump sum equal to four times his annual base salary and four times his average bonus over the last three years, 160,000 Common Shares of the Company and other significant benefits.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 invested in Tan Range Exploration Common Shares on December 31, 1998 with the cumulative total return of The Toronto Stock Exchange Composite Index for the five most recently completed financial years (assuming reinvestment of dividends).

The total cumulative shareholder return for Cdn$100 invested in Tan Range was Cdn$73.91 as compared with Cdn$87.21 for the TSE Composite index.



Cumulative Value of CND $100 Investment
180
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
Tan Range
TSX Comp

Statement of Corporate Governance

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The board has confirmed the strategic objective of the Corporation of seeking out and exploring gold deposits with the intention of developing and mining the deposit or proving the feasibility of mining the deposit for others.

The Toronto Stock Exchange (the "TSX") Committee on Corporate Governance in Canada has issued a series of proposed guidelines for effective corporate governance (the "TSX Report"). The guidelines address matters such as the constitution and independence of corporate boards,

the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to the guidelines contained in the TSX Report. The following description of the Corporation's corporate governance system is made with reference to such guidelines.

1. Corporate Stewardship

As recommended by the TSX Report, the board has assumed responsibility for ensuring the implementation of five key areas:

(a) *Strategic Planning Process*

The mandate of the board is to supervise the management of the business and affairs of the Corporation. In addition, the board is charged with taking an early, active and direct role in considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation. The President is expected to submit to the board a statement of corporate direction, with a budget supporting plans for implementation on a regular basis. This plan is reviewed by the board. In addition, the board monitors management's success in implementing and adhering to approved objectives, budgets and strategies.

(b) *Risk and Risk Management*

Exploration for and production of gold is inherently unpredictable. Future gold prices, the success of exploration programs and production plans, and other property transactions can have a significant impact on capital requirements.

The directors have identified the principal risks of the Corporation to be, first, the price of gold in the international markets and the affect that price has on the ability of the Corporation to raise the financing required to carry out its exploration activities and production plans, second, the success of the Corporation's exploration activities and third the ability of the Corporation to produce gold efficiently.

The board has assigned the responsibility for monitoring these risks to the senior officers of the Corporation. The directors review all activities of the senior officers at regular meetings of the board.

(c) *Succession Planning and Monitoring Senior Management*

The board makes all senior officer appointments and monitors their performance. Responsibility for succession planning and management development has been lodged with the board as a whole.

(d) *Communications Policy*

The board reviews and approves, by resolution, communications including annual financial statements, annual reports, management's discussion and analysis of operating results and financial condition, quarterly results and management's comments thereon, annual information forms, proxy solicitation materials and press releases relating to material changes. The board has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations within 24 (business) hours whenever possible. In an effort to facilitate shareholder communication, the Corporation maintains a website at www.tanrange.com where shareholders are invited to correspond with the company and are invited to join the email list which will also enable them to immediately receive news releases and other current information. Additionally, the "Chairman's Corner" is updated daily with comments and articles written by the Chairman.

(e) *Internal Control and Management Information Systems*

Board approval is required for any management decisions which may have a significant impact on the Corporation including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures. Due to the small size of the board, the directors have determined that it would be appropriate for most of these issues to be considered by the board as a whole rather than by committee. However, an Audit Committee has been formed to review the Corporation's financial reporting and to monitor the Corporation's internal controls and financial information systems.

2. Size, Effectiveness and Independence of the Board

The board is currently comprised of eight directors. The board believes that there are currently five "unrelated" directors and that the remainder of the directors are "related" within the meaning of the TSX Report.

Pursuant to the TSX Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholding. Based on this definition, Wayne Beach, Albert Gourley, Oliver Lennox-King, and Anton Esterhuizen are "unrelated" directors. James Sinclair, Marek Kreczmer, Victoria Luis and William Harvey are considered to be "related" directors.

Similarly, the TSX Report makes an informal distinction between inside and outside directors. The TSX Report considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of Mr. Beach, Mr. Gourley, Mr. Lennox-King,

Dr. Harvey and Mr. Esterhuizen are considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation. The board considers the five outside directors to provide for sufficient independence from management at this stage in the Corporation's development.

The Corporation does not have a "significant shareholder" which is defined by the TSX Corporate Governance Guidelines as a shareholder with the ability to exercise a majority of votes for the election of directors. As well, none of the directors are related to one another.

A further guideline in the TSX Report recommends that the board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce or increase the number of directors to a number which facilitates more effective decision making. The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining diversity of views and experience. The board has considered its present size and has determined that at this time eight directors are appropriate to carry out the duties of the board given the Corporation's current position. In addition, the board considers its effectiveness as a whole and the contribution of individual members on a continuous basis.

Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to participate in the stock option plan of the Corporation.

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

The board as a whole is responsible for the Corporation's approach to corporate governance issues. Mr. Sinclair, as Chairman and Chief Executive Officer of the Corporation, acts as chairman of the board. The board considers this to be an appropriate role for Mr. Sinclair. The board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the board will establish committees composed of members who are considered to be independent with respect to the issue to be determined.

The board as a whole determines nominations to the board. Nominations are generally the result of recruitment efforts by each of the members of the board and informal and formal discussions with other board members.

The board has no formal orientation or education program for new directors as any new directors that have been appointed since the Corporation became a reporting issuer have been familiar with the Corporation through prior business relationships. However, new directors receive copies of board material and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other

operating and budget reports). New directors are also encouraged to visit and meet with management on a regular basis. The board does not formally review individual board members and their contributions.

3. Supervision of Management

While management is responsible for the day-to-day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the President and monitoring management's progress in achieving approved corporate objectives.

4. Committees of the Board

The board has formally appointed two committees, an Audit Committee and a Compensation Committee.

The Audit Committee is comprised of Marek Kreczmer, Albert Gourley and Oliver Lennox-King. Mr. Kreczmer is a "related" and "inside" director, and Mr. Gourley and Mr. Lennox-King are "unrelated" and "outside" directors. The TSX guidelines recommend that an audit committee be comprised only of outside directors. The board believes that Mr. Kreczmer brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate. The Audit Committee reviews and recommends to the board for approval the annual financial statements and the annual report of the Corporation. The quarterly financial statements of the Corporation are reviewed by the Audit Committee and the board. In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Corporation's internal controls and management information systems. For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Corporation and to discuss with management and the auditors of the Corporation any accounts, records and matters relating to the financial statements of the Corporation.

The Compensation Committee is comprised of Marek Kreczmer, Wayne Beach and Oliver Lennox-King. Mr. Kreczmer is a "related" and "inside" director, and Mr. Beach and Mr. Lennox-King are "unrelated" and "outside" directors. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and Africa, level of responsibility and the Corporation's current position as an exploration company with limited operating revenue.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation,

except for expense advances in the normal course of business, at any time since the beginning of the last completed fiscal year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

APPROVAL AND CERTIFICATION

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 13th day of January, 2003.

BY ORDER OF THE BOARD

"Marek Kreczmer"	*"Victoria Luis"*
Marek J. Kreczmer	Victoria M. Luis
President	Chief Financial Officer and Corporate Secretary

EXHIBIT 1

TAN RANGE EXPLORATION CORPORATION
(the "Company")

NOTICE

NATIONAL POLICY STATEMENT NUMBER 31

TO: British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

The Auditors of the Company have been the firm of Pricewaterhouse Coopers LLP, Chartered Accountants, of Vancouver, British Columbia.

Pricewaterhouse Coopers LLP, Chartered Accountants, resigned as Auditors of the Company effective October 10, 2002 and KPMG LLP, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing October 30, 2002.

The proposal to appoint KPMG LLP, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended August 31, 2001 and August 31, 2000 or for any period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 1st day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF TAN RANGE EXPLORATION CORPORATION

"Marek J. Kreczmer"
President


KPMG

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

November 13, 2002

Dear Sirs

Re Tan Range Exploration Corporation

We have reviewed the attached Notice of Change of Auditors of Tan Range Exploration Corporation pursuant to National Policy Statement Number 31. We agree with the information contained in the attached Notice, based on our knowledge of the information at this time.

Yours very truly

KPMG LLP (Signed)

Chartered Accountants

Guy Elliott, Partner
604 691-3126





PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

November 12, 2002

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

Dear Sirs:

Tan Range Exploration Corporation

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated November 1, 2002. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

"PricewaterhouseCoopers LLP"

Chartered Accountants

Celebrating 90 years in British Columbia